Exhibit 4.18

THIRD SUPPLEMENTAL INDENTURE

This THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of May 14, 2025, is between Phoenix Energy One, LLC (formerly known as Phoenix Capital Group Holdings, LLC), a Delaware limited liability company (the “Company”), and UMB Bank, N.A., as trustee (the “Trustee”).

WHEREAS, the Company and the Trustee entered into that certain Indenture dated as of August 25, 2023 and further supplemented by that certain First Supplemental Indenture dated August 20, 2024 and that Second Supplemental Indenture dated October 17, 2024 (collectively, the “Indenture”) pursuant to which the Trustee agreed to serve as trustee under the Indenture, as more particularly described in the Indenture for the consideration specified therein.

WHEREAS, the Company desires to amend the Indenture as set forth herein and requests that the Trustee join with the Company in the execution and delivery of this Supplemental Indenture. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Indenture.

WHEREAS, the Company has duly authorized the execution and delivery of this Supplemental Indenture to provide for the amendments to the Indenture set forth herein;

WHEREAS, all things necessary to make this Supplemental Indenture a valid indenture and agreement of the Company according to its terms have been done.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Trustee agree for the equal and proportionate benefit of all Bondholders as follows:

1.	The recitals and introductory paragraphs hereof form a part of this Supplemental Indenture as if fully set forth herein.

2.

Recitals. The first recital of the Indenture is hereby amended to modify the maximum aggregate principal amount of the Bonds that may be issued by the Company to $1,500,000,000, with a right to increase such maximum aggregate principal amount by an additional $500,000,000, up to $2,000,000,000 in the Company’s sole discretion.

3.

Entire Agreement. The Indenture, as modified by this Supplemental Indenture, constitutes the entire agreement between the parties hereto with respect to the transactions contemplated therein. Except as modified by this Supplemental Indenture, the Indenture, including without limitation all exhibits and supplements thereto, remains unchanged and unmodified and in full force and effect, and the parties hereto hereby ratify and affirm the same.

4.

Counterparts. This Supplemental Indenture may be executed in any number of counterparts and it shall be sufficient that the signature of each party appear on one or more such counterparts. All counterparts shall collectively constitute a single agreement. Signatures to this Supplemental Indenture transmitted by facsimile or electronic mail shall be treated as originals in all respects.

5.

The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity, sufficiency or adequacy of this Supplemental Indenture or for or in respect of the statements or recitals contained herein, all of which recitals are made solely by the Company, and the Trustee assumes no responsibility for their correctness.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date set forth above.

PHOENIX ENERGY ONE, LLC

(formerly known as Phoenix Capital Group Holdings, LLC)

as Issuer

By:	/s/ Lindsey Wilson
Name: Lindsey Wilson
Its: Chief Business Officer

UMB BANK, N.A.

as Trustee

By:	/s/ Lara L. Stevens
Name:	Lara L. Stevens
Title:	Vice President

[Signature Page to Third Supplemental Indenture]